Unaudited
Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2016 and September 30, 2015

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended September 30,		Nine Months Ended September 30,
		2016	2015	2016	2015

Revenue	16	$55,511	$56,452	$168,035	$198,767
Cost of sales excluding depreciation and amortization	17	44,608	55,199	128,622	206,140
Depreciation and amortization		5,111	5,525	15,043	30,285
Mine operating margin/(loss)		5,792	(4,272)	24,370	(37,658)

Other expenses/(income)
Exploration expense		408	381	1,389	1,018
General and administrative		9,370	3,299	25,237	11,760
Finance expense, net	18	2,001	5,573	6,837	10,347
Other (income)/expense		(27)	57	(2,889)	(2,498)
Loss/(gain) on fair value of financial instruments, net	4	5,784	(5,056)	26,516	(54)
Loss on repurchase of 5% Convertible Debentures, net	4	12,048	—	11,594	—
Impairment charges		—	—	—	34,396
Net loss and comprehensive loss		$(23,792)	$(8,526)	$(44,314)	$(92,627)
Net loss attributable to non-controlling interest		(682)	(1,694)	(1,221)	(11,165)
Net loss attributable to Golden Star shareholders		$(23,110)	$(6,832)	$(43,093)	$(81,462)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	15	$(0.07)	$(0.03)	$(0.16)	$(0.31)
Weighted average shares outstanding-basic and diluted (millions)		325.3	259.7	269.7	259.6
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	September 30, 2016	December 31, 2015

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$17,494	$35,108
Accounts receivable		5,464	5,114
Inventories	5	43,657	36,694
Prepaids and other		5,219	5,754
Total Current Assets		71,834	82,670
RESTRICTED CASH		6,463	6,463
MINING INTERESTS	6	195,435	149,849
Total Assets		$273,732	$238,982

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$87,603	$110,811
Derivative liabilities	8	4,324	407
Current portion of rehabilitation provisions	9	5,961	3,660
Current portion of long term debt	11	15,535	22,035
Current portion of deferred revenue	10	17,422	11,507
Total Current Liabilities		130,845	148,420
LONG TERM DEBT	11	92,990	91,899
DEFERRED REVENUE	10	79,462	53,872
REHABILITATION PROVISIONS	9	70,724	76,025
LONG TERM DERIVATIVE LIABILITY	4	15,600	—
OTHER LONG TERM LIABILITY	14	13,097	—
Total Liabilities		402,718	370,216

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	12	741,079	695,555
CONTRIBUTED SURPLUS		33,650	32,612
DEFICIT		(836,397)	(793,304)
Deficit attributable to Golden Star		(61,668)	(65,137)
NON-CONTROLLING INTEREST		(67,318)	(66,097)
Total Liabilities and Shareholders' Equity		$273,732	$238,982
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2016	2015	2016	2015

OPERATING ACTIVITIES:
Net loss		$(23,792)	$(8,526)	$(44,314)	$(92,627)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization		5,114	5,533	15,056	30,312
Impairment charges		—	—	—	34,396
Share-based compensation	14	6,426	(229)	16,166	1,830
Loss on fair value of embedded derivatives	4	3,341	—	3,341	—
Loss/(gain) on fair value of 5% Convertible Debentures	4	1,920	(4,911)	17,086	91
Loss on repurchase of 5% Convertible Debentures, net	4	12,048	—	11,594	—
Loss/(gain) on fair value of warrants	4	820	(145)	2,804	(145)
(Gain)/loss on fair value of non-hedge derivative contracts	4	(297)	—	3,285	—
Realized loss on non-hedge derivative contracts		(1,320)	—	(2,172)	—
Recognition of deferred revenue	10	(2,889)	(4,874)	(8,495)	(4,874)
Proceeds from Royal Gold stream	10	20,000	55,000	40,000	55,000
Reclamation expenditures	9	(1,325)	(275)	(4,026)	(2,348)
Other	21	1,454	1,650	1,236	2,077
Changes in working capital	21	(536)	2,118	(23,546)	23,803
Net cash provided by operating activities		20,964	45,341	28,015	47,515
INVESTING ACTIVITIES:
Additions to mining properties		(261)	(373)	(873)	(469)
Additions to plant and equipment		—	(237)	—	(1,111)
Additions to construction in progress		(21,395)	(17,179)	(59,704)	(41,745)
Change in accounts payable and deposits on mine equipment and material		146	3,542	(5,910)	2,727
Increase in restricted cash		—	(4,419)	—	(4,419)
Net cash used in investing activities		(21,510)	(18,666)	(66,487)	(45,017)
FINANCING ACTIVITIES:
Principal payments on debt	11	(23,803)	(39,175)	(28,429)	(47,902)
Proceeds from debt agreements		—	—	3,000	15,000
Proceeds from 7% Convertible Debentures, net	11	20,729	—	20,729	—
5% Convertible Debentures repurchase		(18,240)	—	(19,941)	—
Proceeds from Royal Gold loan, net		—	18,725	—	18,725
Shares issued, net	12	31,771	—	45,477	—
Exercise of options		6	—	22	—
Net cash provided by/(used in) financing activities		10,463	(20,450)	20,858	(14,177)
Increase/(decrease) in cash and cash equivalents		9,917	6,225	(17,614)	(11,679)
Cash and cash equivalents, beginning of period		7,577	21,448	35,108	39,352
Cash and cash equivalents, end of period		$17,494	$27,673	$17,494	$27,673
See Note 21 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2014	259,490,083	$695,266	$31,532	$(725,623)	$(55,368)	$(54,193)
Shares issued under DSUs	407,012	289	(289)	—	—	—
Options granted net of forfeitures	—	—	538	—	—	538
DSU's granted	—	—	584	—	—	584
Net loss	—	—	—	(81,462)	(11,165)	(92,627)
Balance at September 30, 2015	259,897,095	$695,555	$32,365	$(807,085)	$(66,533)	$(145,698)

Balance at December 31, 2015	259,897,095	$695,555	$32,612	$(793,304)	$(66,097)	$(131,234)
Shares issued (see Note 12)	68,750,000	49,515	—	—	—	49,515
Shares issued under DSUs	39,744	9	(9)	—	—	—
Shares issued under options	58,919	39	(17)	—	—	22
Options granted net of forfeitures	—	—	618	—	—	618
DSU's granted	—	—	446	—	—	446
Share issue costs	—	(4,039)	—	—	—	(4,039)
Net loss	—	—	—	(43,093)	(1,221)	(44,314)
Balance at September 30, 2016	328,745,758	$741,079	$33,650	$(836,397)	$(67,318)	$(128,986)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE MKT under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground development project and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations (“Bogoso”) and the Prestea mining operations located near the town of Prestea, Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2015, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Board of Directors of the Company on November 2, 2016.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and the Company's 5% Convertible Debentures which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2016. These changes were made in accordance with the applicable transitional provisions.
IAS 1 Presentation of financial statements was amended to clarify guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The adoption of this amendment did not result in any impact to the Company's financial statements.
IFRS 7 Financial instruments: Disclosures amended to (i) add guidance on whether an arrangement to service a financial asset which has been transferred constitutes continuing involvement, and (ii) clarify that the additional disclosure required by the amendments to IFRS 7, Disclosure - Offsetting financial assets and financial liabilities, is not specifically required for interim periods, unless required by IAS 34. The adoption of this improvement did not result in any impact to the Company's financial statements.
IAS 34 Interim financial reporting amended to (i) clarify what is meant by “information disclosed elsewhere in the interim financial report” and (ii) require a cross reference to the location of that information. The adoption of this amendment did not result in any impact to the Company's financial statements.
Standards, interpretations and amendments not yet effective
IAS 7 Statement of cash flows - Disclosures related to financing activities was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. This amendment is effective for years beginning on/after January 1, 2017. The Company is still assessing the impact of this standard.
IAS 12 Income taxes - Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset's tax base, and (iii) certain other aspects of accounting for deferred tax assets. This amendment is effective for years beginning on/after January 1, 2017. The Company is still assessing the impact of this standard.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In additional to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018. The Company is still assessing the impact of this standard.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at September 30, 2016 and December 31, 2015:

		September 30, 2016		December 31, 2015
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$13,145	$13,145	$46,406	$46,406
Warrants	2	3,211	3,211	407	407
Non-hedge derivative contracts	2	1,112	1,112	—	—
7% Convertible Debentures embedded derivative	3	15,600	15,600	—	—
There were no non-recurring fair value measurements of financial instruments as at September 30, 2016.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2016, the non-hedge derivative contracts entered into by the Company were added as Level 2 fair valued financial instruments within the fair value measurement hierarchy. During the nine months ended September 30, 2016, the 7% Convertible Senior Notes due 2021 (the "7% Convertible Debentures") embedded derivative was added as Level 3 fair value instruments within the fair value measurement hierarchy. During the nine months ended September 30, 2016, there were no transfers into or out of Level 1 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on September 30, 2016 and December 31, 2015 were as follows:

	September 30, 2016	December 31, 2015
5% Convertible Debentures
Risk-free interest rate	0.5%	1.1%
Risk premium	10.5%	41.0%
Expected volatility	40.0%	40.0%
Remaining life (years)	0.7	1.4
The following table presents the changes in the 5% Convertible Debentures for the nine months ended September 30, 2016:

Fair value
Balance, December 31, 2015	$46,406
Repurchase[1]	(19,941)
Exchange[2]	(42,000)
Loss on repurchase, net	11,594
Loss in the period included in earnings	17,086
Balance, September 30, 2016	$13,145
1 On April 7, 2016, the Company repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.7 million. On August 3, 2016, the Company repurchased $18.2 million principal amount of its 5% Convertible Debentures for $18.2 million. Total interest payments of $0.5 million were also made upon repurchase of the debentures.
2 The Company entered into exchange and purchase agreements with two holders of its 5% Convertible Debentures to exchange $42.0 million principal amount for an equal principal amount of newly issued 7% Convertible Debentures (see Note 11).
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures would decrease and the related loss in the Statement of Operations would decrease by $0.4 million for the nine months ended September 30, 2016. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
Warrants
As part of the term loan transaction with Royal Gold, Inc. ("RGI"), 5,000,000 warrants to purchase Golden Star shares were issued to RGI. The warrants have a $0.27 exercise price and expire on July 28, 2019, being the fourth year anniversary of the date of issuance. These instruments are fair valued based on a Black-Scholes model with the following inputs on September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Warrants
Risk-free interest rate	0.6%	1.2%
Expected volatility	84.3%	83.2%
Remaining life (years)	2.8	3.6
The following table presents the fair value changes in the warrants for the nine months ended September 30, 2016:

Fair value
Balance, December 31, 2015	$407
Loss in the period included in earnings	2,804
Balance, September 30, 2016	$3,211

Non-hedge derivative contracts
During the nine months ended September 30, 2016, the Company entered into the following gold forward and collar contracts with maturities of the contracts ranging from March to December 2016:

•	Forward contracts for 9,000 ounces of gold at $1,188 per ounce; and

•	Costless collars consisting of puts and calls, on 38,000 ounces of gold with a floor price of $1,125 per ounce and a ceiling ranging between $1,240 per ounce and $1,325 per ounce.
The non-hedge accounted forward and collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.
During the nine months ended September 30, 2016, the Company recognized losses of $2.2 million on settled derivative contracts. At September 30, 2016, the revaluation loss included in earnings on the derivative contracts was $1.1 million.
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued upon the initial measurement date and at September 30, 2016 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

September 30, 2016
Embedded derivative
Risk-free interest rate	1.7%
Risk premium	11.8%
Expected volatility	40.0%
Remaining life (years)	4.9
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the nine months ended September 30, 2016:

Fair value
Balance, August 3, 2016	$12,259
Loss in the period included in earnings	3,341
Balance, September 30, 2016	$15,600
5. INVENTORIES
Inventories include the following components:

	As of	As of
	September 30, 2016	December 31, 2015
Stockpiled ore	$25,539	$20,338
In-process ore	4,620	3,843
Materials and supplies	13,158	12,024
Finished goods	340	489
Total	$43,657	$36,694
The cost of inventories expensed for the nine months ended September 30, 2016 and 2015 was $119.8 million and $196.1 million, respectively.
No materials and supplies inventories were written off in the nine months ended September 30, 2016 (nine months ended September 30, 2015 - $12.9 million of materials and supplies inventories and $12.8 million of refractory ore inventory). There was no net realizable value adjustment on stockpiled and in-process ore in the nine months ended September 30, 2016 (nine months ended September 30, 2015 - $2.2 million on stockpiled and in-process ore and $1.0 million due to obsolescence).

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2015	$452,645	$729,746	$71,902	$1,254,293
Additions	—	873	56,266	57,139
Transfers	1,884	1,385	(3,269)	—
Capitalized interest	—	—	3,438	3,438
Disposals and other	(620)	—	—	(620)
As of September 30, 2016	$453,909	$732,004	$128,337	$1,314,250

Accumulated depreciation
As of December 31, 2015	$423,665	$680,779	$—	$1,104,444
Depreciation and amortization	6,734	8,175	—	14,909
Disposals and other	(538)	—	—	(538)
As of September 30, 2016	$429,861	$688,954	$—	$1,118,815

Carrying amount
As of December 31, 2015	$28,980	$48,967	$71,902	$149,849
As of September 30, 2016	$24,048	$43,050	$128,337	$195,435
As at September 30, 2016, equipment under finance leases had net carrying amounts of $1.2 million. The total minimum lease payments are disclosed in Note 11 - Debt.
Construction in progress is shown net of $4.2 million pre-commercial production revenue from the Wassa Underground development project. No depreciation is charged to construction in progress assets.
7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	September 30, 2016	December 31, 2015
Trade and other payables	$47,521	$71,081
Accrued liabilities	29,741	31,496
Payroll related liabilities	10,341	6,376
Accrued severance	—	1,858
Total	$87,603	$110,811
During the nine months ended September 30, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company paid $12.0 million and deferred the payment of the remaining $24.5 million until January 2018, after which the outstanding balance will be repaid in equal installments over 24 months commencing on January 31, 2018 (see Note 11).

8. DERIVATIVE LIABILITIES
Current derivative liabilities at fair value include the following components:

	As of	As of
	September 30, 2016	December 31, 2015
Warrants (see Note 4)	$3,211	$407
Non-hedge derivative contracts (see Note 4)	1,112	—
Total	$4,323	$407
9. REHABILITATION PROVISIONS
At September 30, 2016, the total undiscounted amount of the estimated future cash needs was estimated to be $81.2 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Beginning balance	$79,685	$85,816
Accretion of rehabilitation provisions	1,026	1,761
Changes in estimates	—	(4,945)
Cost of reclamation work performed	(4,026)	(2,947)
Balance at the end of the period	$76,685	$79,685

Current portion	$5,961	$3,660
Long term portion	70,724	76,025
Total	$76,685	$79,685
10. DEFERRED REVENUE
During the nine months ended September 30, 2016, the Company sold 13,319 ounces of gold to RGLD Gold AG ("RGLD") pursuant to a gold purchase and sale agreement ("Streaming Agreement") with RGLD. Revenue recognized on the ounces sold to RGLD during the nine months ended September 30, 2016 consisted of $3.3 million of cash payments received and $8.5 million of deferred revenue recognized in the period (see Note 16). The Company has delivered a total of 26,020 ounces of gold to RGLD since the inception of the Streaming Agreement.

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Beginning balance	$65,379	$—
Deposits received	40,000	75,000
Deferred revenue recognized	(8,495)	(9,621)
Balance at the end of the period	$96,884	$65,379

Current portion	$17,422	$11,507
Long term portion	79,462	53,872
Total	$96,884	$65,379

11. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	September 30, 2016	December 31, 2015
Current debt:
Equipment financing credit facility	$1,330	$2,761
Finance leases	1,060	1,016
Ecobank Loan II	—	4,889
5% Convertible Debentures at fair value (see Note 4)	13,145	—
Current portion of other long term liabilities	—	13,369
Total current debt	$15,535	$22,035
Long term debt:
Equipment financing credit facility	$441	$1,625
Finance leases	1,160	2,019
Ecobank Loan II	—	16,548
5% Convertible Debentures at fair value (see Note 4)	—	46,406
7% Convertible Debentures	50,817	—
Royal Gold loan	18,416	18,175
Vendor agreement	22,156	7,126
Total long term debt	$92,990	$91,899

Current portion	$15,535	$22,035
Long term portion	92,990	91,899
Total	$108,525	$113,934

Schedule of payments on outstanding debt as of September 30, 2016:

	Three months ending December 31, 2016	Year ending December 31, 2017	Year ending December 31, 2018	Year ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Maturity
Equipment financing loans
Principal	$632	$931	$208	$—	$—	$—	2016 to 2018
Interest	31	34	4	—	—	—

Finance leases
Principal	261	1,088	871	—	—	—	2018
Interest	36	100	24	—	—	—

5% Convertible Debentures
Principal	—	13,611	—	—	—	—	June 1, 2017
Interest	340	340	—	—	—	—

7% Convertible Debentures
Principal	—	—	—	—	—	65,000	August 15, 2021
Interest	—	4,550	4,550	4,550	4,550	4,550

Royal Gold loan
Principal	—	—	—	20,000	—	—	2019
Interest [1]	375	1,500	1,500	875	—	—

Vendor agreement
Principal	—	—	12,266	12,266	—	—
Interest	—	1,840	1,418	498	—	—

Total principal	$893	$15,630	$13,345	$32,266	$—	$65,000
Total interest	782	8,364	7,496	5,923	4,550	4,550
	$1,675	$23,994	$20,841	$38,189	$4,550	$69,550
1 Interest payments on the Royal Gold loan are based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. The estimated interest payments are calculated based on $1,200 per ounce LBMA gold price.

5% Convertible Debentures
The 5% Convertible Debentures were issued on May 31, 2012, in the amount of $77.5 million, in exchange for $74.5 million of our 4% convertible senior unsecured debentures (the "4% Convertible Debentures") in privately negotiated transactions with certain holders of the 4% Convertible Debentures exempt from the registration requirements of the U.S. Securities Act of 1933, as amended.
On April 7, 2016, the Company repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.7 million. On August 3, 2016, the Company repurchased $18.2 million principal amount of its 5% Convertible Debentures for $18.2 million. Total interest payments of $0.5 million were also made upon repurchase of the debentures. The Company recorded a loss on repurchase of $11.6 million (see Note 4). As at September 30, 2016, $13.6 million principal amount of 5% Convertible Debentures remains outstanding.

During the quarter, the Company entered into exchange and purchase agreements with two holders of its 5% Convertible Debentures to exchange $42.0 million principal amount of the outstanding convertible debentures for an equal principal amount of newly issued 7% Convertible Debentures.
The 5% Convertible Debentures mature on June 1, 2017, and therefore have been classified as current liabilities during the current quarter.
As at September 30, 2016, the fair value of the 5% Convertible Debentures is valued at $13.1 million with a loss on fair value of $17.1 million and a loss on repurchase of $11.6 million recorded in the nine months ended September 30, 2016 (see Note 4).
Vendor agreement
On May 4, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company paid $12.0 million and deferred the payment of the remaining $24.5 million until January 2018, after which the outstanding balance will be repaid in equal installments over 24 months commencing on January 31, 2018. Interest of 7.5% will accrue and be payable beginning in January 2017. A $2.7 million gain was recognized in Other Income on remeasurement of the deferral during the second quarter of 2016.
Ecobank Loan II
During the quarter, the remaining $22.0 million of the Ecobank Loan II, as well as all accrued interest thereon, was repaid in full using the proceeds from the shares issued in the Equity Offering (see Note 12).
7% Convertible Debentures
The 7% Convertible Debentures were issued on August 3, 2016, in the amount of $65.0 million due August 15, 2021. The Company entered into exchange and purchase agreements with two holders of its 5% Convertible Debentures due June 1, 2017 to exchange $42.0 million principal amount of the outstanding 5% Convertible Debentures for an equal principal amount of newly issued 7% Convertible Debentures (the "Exchange"), with such principal amount being included in the issuance of the $65.0 million total aggregate principal amount of the 7% Convertible Debentures. The Company did not receive any cash proceeds from the Exchange. The 7% Convertible Debentures are governed by the terms of an indenture dated August 3, 2016, by and between the Company and The Bank of New York Mellon, as indenture trustee.
The 7% Convertible Debentures are senior unsecured obligations of the Company, bear interest at a rate of 7.0% per annum, payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted. Subject to earlier redemption or purchase, the 7% Convertible Debentures are convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 at the option of the holder, and may be settled, at the Company's election, in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, is approximately 1,111 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which is equivalent to an initial conversion price of approximately $0.90 per common share. The initial conversion price represents a 20% premium to the price per common share in the concurrent public offering of the Company's common shares (see Note 12). The initial conversion rate is subject to adjustment upon the occurrence of certain events. If the 7% Convertible Debentures are converted before August 1, 2019, the Company will, in addition to the consideration payable with the conversion, be required to make a conversion make-whole payment in cash, common shares of the Company or a combination thereof, at the Company's election, equal to the present value of the remaining scheduled payments of interest that would have been made on the 7% Convertible Debentures converted had such debentures remained outstanding from the conversion date to August 1, 2019, subject to certain restrictions. The present value of the remaining scheduled interest payment will be computed using a discount rate equal to 2.0%.
Prior to August 15, 2019, the Company may not redeem the 7% Convertible Debentures except in the event of certain changes in applicable tax law. On or after August 15, 2019, the Company may redeem all or part of the outstanding 7% Convertible Debentures at the redemption price, only if the last reported sales price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of (1) 100% of the principal amount of the 7% Convertible Debentures to be redeemed, (2) any accrued and unpaid interest to, but excluding, the redemption date, and (3) a redemption make-whole payment, payable in cash, common shares of the Company or a combination thereof, at the Company's election, equal to the present value of the remaining scheduled payments of interest that would have been made on the 7% Convertible Debentures to be redeemed had such debentures remained outstanding from the redemption date to August 15, 2021 (excluding interest accrued to, but excluding, the redemption date, which is otherwise paid pursuant to the preceding clause (2)). The present value of the remaining scheduled interest payment will be computed using a discount rate equal to 2.0%.

The conversion feature referred to above is an embedded derivative. The Company selected to bifurcate the conversion feature from the host instrument, thereby separating it from the debt component. The debt component is recorded at amortized cost, and the embedded derivative is accounted for at fair value. As of August 3, 2016, the date of the debt issuance, the fair value of the embedded derivative was $12.3 million. At September 30, 2016, the fair value of the embedded derivative was $15.6 million. The revaluation loss of $3.3 million is recorded in the Statement of Operations (see Note 4).
The following table presents the balance sheet information related to the 7% Convertible Debentures at September 30, 2016:

As of
September 30, 2016
Principal value of the debt component	$65,000
Unamortized value of the debt discount and issuance costs	(14,183)
Net carrying value of the debt component	$50,817
12. SHARE CAPITAL
Bought deal
On April 28, 2016, the Company entered into an agreement with BMO Nesbitt Burns Inc. (the "Underwriter") under which the Underwriter purchased on a bought deal basis 22,750,000 common shares at a price of $0.66 per share for gross proceeds of $15.0 million. The Company incurred share issue costs of $1.3 million resulting in net proceeds of $13.7 million. The net proceeds were used for settlement with a significant current account creditor.
Equity offering
On August 3, 2016, the Company issued 40,000,000 common shares in an underwritten public offering led by the Underwriter, at a price of $0.75 per share (the "Equity Offering"). The Company granted the underwriters of the Equity Offering a 30-day option to purchase up to 6,000,000 common shares. The option was exercised for 6,000,000 common shares on August 3, 2016. The Company incurred share issue costs of $2.7 million resulting in net proceeds of $31.8 million.
13. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $15.7 million, all of which are expected to be incurred within the next three months.
14. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive Loss are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Share-based compensation	$6,426	$(229)	$16,166	$1,830
Share options
During the second quarter, the Fourth Amended and Restated 1997 Stock Option Plan (the “Fourth Amended and Restated 1997 Stock Option Plan”) was approved by shareholders to (i) reserve an additional 10,000,000 common shares (or approximately 3.8% of the issued and outstanding common shares) for the Fourth Amended and Restated 1997 Stock Option Plan, thereby increasing the total number of common shares issuable from 25,000,000 Common Shares under the Stock Option Plan to 35,000,000 common shares under the Fourth Amended and Restated 1997 Stock Option Plan; (ii) provide for the grant of “incentive stock options” (being stock options designated as “incentive stock options” in an option agreement and that are granted in accordance with the requirements of, and that conforms to the applicable provisions of, Section 422 of the Internal Revenue Code); and (iii) to make such other changes to update the provisions of the Stock Option Plan in light of current best practices.

The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the nine months ended September 30, 2016 and 2015 were based on the weighted average assumptions noted in the following table:

	Nine Months Ended September 30,
	2016	2015
Expected volatility	72.40%	68.98%
Risk-free interest rate	1.28%	1.30%
Expected lives	4.86 years	5.59 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the nine months ended September 30, 2016 was $0.35 (nine months ended September 30, 2015 - $0.23). As at September 30, 2016, there was $0.4 million of share-based compensation expense (September 30, 2015 - $0.5 million) relating to the Company's share options to be recorded in future periods. For the nine months ended September 30, 2016, the Company recognized an expense of $0.6 million (nine months ended September 30, 2015 - $0.5 million).
A summary of option activity under the Company's Fourth Amended and Restated 1997 Stock Option Plan during the nine months ended September 30, 2016 are as follows:

	Options (‘000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2015	13,911	1.48	5.9
Granted	3,245	0.46	9.0
Exercised	(59)	0.36	9.0
Forfeited	(610)	1.09	5.7
Expired	(47)	3.94	—
Outstanding as of September 30, 2016	16,440	1.32	5.9

Exercisable as of December 31, 2015	10,050	1.84	4.8
Exercisable as of September 30, 2016	12,060	1.59	4.9
Share Bonus Plan
There were no bonus shares issued during the nine months ended September 30, 2016.
Deferred share units ("DSUs")
For the nine months ended September 30, 2016, the DSUs that were granted vested immediately and a compensation expense of $0.4 million was recognized for these grants (nine months ended September 30, 2015 - $0.6 million). As of September 30, 2016, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
	2016	2015
Number of DSUs, beginning of period ('000)	4,496	1,962
Grants	1,178	2,449
Exercises	(40)	(407)
Number of DSUs, end of period ('000)	5,634	4,004
Share appreciation rights ("SARs")
As of September 30, 2016, there was approximately $0.4 million of total unrecognized compensation cost related to unvested SARs (September 30, 2015 - $0.2 million). For the nine months ended September 30, 2016, the Company recognized an expense of $0.7 million related to these cash settled awards (nine months ended September 30, 2015 - $0.0 million).

A summary of the SARs activity during the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
	2016	2015
Number of SARs, beginning of period ('000)	2,934	3,220
Grants	1,850	700
Exercises	(10)	—
Forfeited	(480)	(624)
Number of SARs, end of period ('000)	4,294	3,296
Performance share units ("PSUs")
Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The PSUs vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the PSU Plan. The cash award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. For the nine months ended September 30, 2016, the Company recognized an expense of $14.4 million (nine months ended September 30, 2015 - $0.7 million). As at September 30, 2016, the long term PSU liability is $13.1 million, recognized on the balance sheet as Other Long Term Liability and the current portion of $1.9 million is included in accounts payable and accrued liabilities.
A summary of the PSU activity during the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
	2016	2015
Number of PSUs, beginning of period ('000)	9,618	2,346
Grants	6,058	8,010
Forfeited	(196)	(738)
Number of PSUs, end of period ('000)	15,480	9,618
15. LOSS PER COMMON SHARE
The following table provides reconciliation between basic and diluted loss per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net loss attributable to Golden Star shareholders	$(23,110)	$(6,832)	$(43,093)	$(81,462)

Weighted average number of basic and diluted shares (millions)	325.3	259.7	269.7	259.6

Loss per share attributable to Golden Star shareholders:
Basic and diluted	$(0.07)	$(0.03)	$(0.16)	$(0.31)

16. REVENUE
Revenue includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenue - Streaming Agreement
Cash payment proceeds	$1,212	$1,431	$3,333	$1,431
Deferred revenue recognized	2,889	4,874	8,495	4,874
	4,101	6,305	11,828	6,305
Revenue - Spot sales	51,410	50,147	156,207	192,462
Total revenue	$55,511	$56,452	$168,035	$198,767

17. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Mine operating expenses	$42,432	$54,352	$125,824	$183,361
Severance charges	—	1,013	(71)	14,857
Operating costs to metal inventory	(827)	(3,077)	(5,975)	(3,634)
Inventory net realizable value adjustment	—	—	—	1,524
Royalties	3,003	2,911	8,844	10,032
	$44,608	$55,199	$128,622	$206,140
18. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Interest income	$(11)	$(4)	$(21)	$(21)
Interest expense, net of capitalized interest (see Note 6)	2,043	3,304	6,398	7,495
Net foreign exchange (gain)/loss	(373)	1,833	(566)	1,552
Accretion of rehabilitation provision	342	440	1,026	1,321
	$2,001	$5,573	$6,837	$10,347

19. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three and nine months ended September 30, 2016 and 2015 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Salaries, wages, and other benefits	$531	$508	$1,720	$1,902
Bonuses	284	327	815	983
Share-based compensation	4,493	97	11,523	664
	$5,308	$932	$14,058	$3,549
20. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended September 30,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2016
Revenue	$25,958	$29,553	$—	$—	$55,511
Mine operating expenses	22,473	19,959	—	—	42,432
Operating costs to metal inventory	(20)	(807)	—	—	(827)
Royalties	1,488	1,515	—	—	3,003
Cost of sales excluding depreciation and amortization	23,941	20,667	—	—	44,608
Depreciation and amortization	3,464	1,647	—	—	5,111
Mine operating (loss)/margin	(1,447)	7,239	—	—	5,792
Net loss attributable to non-controlling interest	(317)	(365)	—	—	(682)
Net (loss)/earnings attributable to Golden Star	$(1,411)	$7,300	$(1,733)	$(27,266)	$(23,110)

Capital expenditures	$9,699	$11,913	$44	$—	$21,656

2015
Revenue	$31,702	$24,750	$—	$—	$56,452
Mine operating expenses	23,389	30,963	—	—	54,352
Severance charges	1,013	—	—	—	1,013
Operating costs to metal inventory	(1,178)	(1,899)	—	—	(3,077)
Royalties	1,617	1,294	—	—	2,911
Cost of sales excluding depreciation and amortization	24,841	30,358	—	—	55,199
Depreciation and amortization	3,713	1,812	—	—	5,525
Mine operating margin/(loss)	3,148	(7,420)	—	—	(4,272)
Net earnings/(loss) attributable to non-controlling interest	192	(1,886)	—	—	(1,694)
Net earnings/(loss) attributable to Golden Star	$804	$(8,536)	$(1,342)	$2,242	$(6,832)

Capital expenditures	$8,506	$9,283	$—	$—	$17,789

Nine Months Ended September 30,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2016
Revenue	$87,556	$80,479	$—	$—	$168,035
Mine operating expenses	69,799	56,025	—	—	125,824
Severance charges	113	(184)	—	—	(71)
Operating costs to metal inventory	(4,988)	(987)	—	—	(5,975)
Royalties	4,713	4,131	—	—	8,844
Cost of sales excluding depreciation and amortization	69,637	58,985	—	—	128,622
Depreciation and amortization	10,892	4,151	—	—	15,043
Mine operating margin	7,027	17,343	—	—	24,370
Net earnings/(loss) attributable to non-controlling interest	137	(1,358)	—	—	(1,221)
Net earnings/(loss) attributable to Golden Star	$5,467	$18,983	$(5,683)	$(61,860)	$(43,093)

Capital expenditures	$31,650	$28,883	$44	$—	$60,577

2015
Revenue	$89,429	$109,338	$—	$—	$198,767
Mine operating expenses	72,620	110,741	—	—	183,361
Severance charges	1,816	13,041	—	—	14,857
Operating costs to metal inventory	(1,655)	(1,979)	—	—	(3,634)
Inventory net realizable value adjustment	1,524	—	—	—	1,524
Royalties	4,506	5,526	—	—	10,032
Cost of sales excluding depreciation and amortization	78,811	127,329	—	—	206,140
Depreciation and amortization	10,454	19,831	—	—	30,285
Mine operating margin/(loss)	164	(37,822)	—	—	(37,658)
Impairment charges	—	34,396	—	—	34,396
Net loss attributable to non-controlling interest	(1,093)	(10,072)	—	—	(11,165)
Net loss attributable to Golden Star	$(6,397)	$(61,469)	$(1,788)	$(11,808)	$(81,462)

Capital expenditures	$25,911	$17,414	$—	$—	$43,325

	Wassa	Bogoso/Prestea	Other	Corporate	Total
September 30, 2016
Total assets	$167,234	$95,327	$1,491	$9,680	$273,732

December 31, 2015
Total assets	$149,019	$68,454	$21,606	$(97)	$238,982
Currently our gold production is shipped to a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for sale of the gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

21. SUPPLEMENTAL CASH FLOW INFORMATION
During the nine months ended September 30, 2016 and 2015, there was no payment of income taxes. The Company paid $5.9 million of interest during the nine months ended September 30, 2016 (nine months ended September 30, 2015 - $5.2 million).
Changes in working capital for the nine months ended September 30, 2016 and 2015 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Decrease/(increase) in accounts receivable	$1,354	$2,986	$(349)	$7,610
Increase in inventories	(906)	(2,657)	(7,110)	(1,333)
(Increase)/decrease in prepaids and other	(405)	466	471	105
(Decrease)/increase in accounts payable and accrued liabilities	(579)	1,323	(3,189)	17,421
Decrease in current portion of other long term liabilities	—	—	(13,369)	—
Total changes in working capital	$(536)	$2,118	$(23,546)	$23,803
Other include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Loss on retirement of assets	$—	$80	$—	$80
Net realizable value adjustment on inventory	—	—	—	1,524
Loss/(gain) on marketable securities	—	20	(84)	46
Gain on deferral of payables (see Note 7)	—	—	(2,682)	(2,432)
Accretion of vendor agreement (see Note 11)	183	304	1,825	608
Accretion of rehabilitation provisions (see Note 8)	342	440	1,026	1,321
Amortization of financing fees	582	806	804	930
Amortization of 7% Convertible Debentures discount	347	—	347	—
	$1,454	$1,650	$1,236	$2,077